EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PRICES C$500 MILLION IN 7 YEAR NOTES
CALGARY, ALBERTA – JUNE 14, 2012 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) has priced C$500 million principal amount of 3.05% unsecured notes due June 19, 2019 which have been sold to investors in Canada.  The notes were sold at a price of C$99.937 per note to yield 3.06% to maturity.

Net proceeds from the sale of the notes will be used to repay bank indebtedness and for general corporate purposes.

CIBC World Markets Inc. and RBC Dominion Securities Inc. acted as joint lead agents and joint bookrunners for the offering. BMO Nesbitt Burns Inc., Scotia Capital Inc., Merrill Lynch Canada Inc., Desjardins Securities Inc. and Altacorp Capital Inc. acted as co-agents.

The sale of the notes was the first issuance under the short form Canadian base shelf prospectus dated October 28, 2011 that allows for the issuance of debt securities in an aggregate principal amount of up to C$3 billion.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	JOHN G. LANGILLE
Facsimile:	(403) 514-7888	Vice-Chairman
Email:	ir@cnrl.com
Website:	www.cnrl.com	STEVE W. LAUT
President

Trading Symbol - CNQ		COREY B. BIEBER
Toronto Stock Exchange		Vice-President,
New York Stock Exchange		Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com